Exhibit 99.3

SCAN TO VIEW MATERIALS & VOTE COMPUTERSHARE PO BOX 43078 PROVIDENCE, RI 02940-3078 VOTE BY INTERNET Before The Meeting - Go to www.proxyvote.com or scan the QR Barcode above Use the internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. U.S. Eastern Time on November 28, 2023/3:59 PM Australian Eastern Daylight Time on November 29, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. During The Meeting - Go to www.virtualshareholdermeeting.com/IREN2023 You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. U.S. Eastern Time on November 28, 2023/3:59 PM Australian Eastern Daylight Time on November 29, 2023. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Iris Energy Limited c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: V24398-P99087 KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY IRIS ENERGY LIMITED The Board of Directors recommends you vote FOR proposal 1: For Against Abstain 1. Election of Sunita Parasuraman to Board (as defined in the Notice of Meeting) for the purposes of section 201H of the Australian Corporations Act 2001. ! ! ! NOTE: Such other business as may properly come before the meeting or any adjournment thereof. Sign exactly as your name(s) appear(s) on the stock certificate. If shares of stock stand of record in the names of two or more persons, or in the name of husband and wife, whether as joint tenants or otherwise, both or all of such persons should sign the proxy card. If shares of stock are held of record by a corporation, the proxy card should be executed by the President or Vice President and the Secretary or Assistant Secretary. Executors or administrators or other fiduciaries who execute the proxy card for a deceased stockholder should give their full title. Please date the proxy card.
Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting: The Notice of 2023 Annual General Meeting and Explanatory Statement and Annual Report are available at www.proxyvote.com. V24399-P99087 IRIS ENERGY LIMITED PROXY FOR ANNUAL MEETING OF STOCKHOLDERS THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY Appointment of Proxyholder I/We, being a member of the company, hereby appoint the Chairman of the meeting, or the following person Please leave this box blank if you have selected the Chairman. Do not insert your own name(s). Please indicate the number of shares this proxy is appointed over (if less than your full voting entitlement). The undersigned hereby appoints the individual(s) listed on the reverse side of this Proxy Card with full power of substitution, to represent the undersigned and to vote all of the shares of stock in Iris Energy Limited (the "Company") which the undersigned is entitled to vote at the Annual Meeting of Stockholders of the Company, to be held virtually at www.virtualshareholdermeeting.com/IREN2023 on November 29, 2023 at 3:30 p.m. U.S. Eastern Time/November 30, 2023 at 7:30 a.m. Australian Eastern Time and at any adjournment or postponement thereof: (1) as hereinafter specified upon the proposal listed on the reverse side and as more particularly described in the Company’s Notice of 2023 Annual General Meeting and Explanatory Statement, receipt of which is hereby acknowledged, and (2) in their best judgment upon such other matters as may properly come before the meeting. The undersigned hereby acknowledges that any directed proxies that are not voted on a poll at the Annual Meeting will default to the Chairperson of the Annual Meeting. You can appoint a proxy and, where you are entitled to two or more votes, you may appoint two proxies. Where two proxies are appointed, you may specify the number or proportion of votes to be exercised by each proxy appointed. If no number or proportion of votes is specified, each proxy appointed will be taken to exercise half of your votes (disregarding fractions). An appointed proxy need not themselves be a shareholder of the Company. The shares represented hereby shall be voted as specified. If no specification is made, such shares shall be voted FOR the appointment of the auditor listed on the reverse side. Whether or not you are able to attend the meeting, you are urged to sign and mail the proxy card in the return envelope so that the stock may be represented at the meeting. IF YOU ELECT TO VOTE BY MAIL, PLEASE SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)